UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarterly period ended December 31, 2008

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On February 9, 2009, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its preliminary unaudited financial results for the quarter ended December 31, 2008. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: February 10, 2009

4

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated February 9, 2009

5

Exhibit 99.1

Contacts:

Roland Sackers	Dr. Solveigh Mähler
Chief Financial Officer	Director Investor Relations
QIAGEN N.V.	QIAGEN N.V.
E-mail: roland.sackers@qiagen.com	+49 2103 29 11710
E-mail: solveigh.maehler@qiagen.com
Albert F. Fleury
Director Corporate Finance and Investor	Dr. Thomas Theuringer
Relations North America	Associate Director Public Relations
QIAGEN N.V.	QIAGEN GmbH
+1 301 944 7028	+49 2103 29 11826
E-mail: albert.fleury@qiagen.com	E-mail: thomas.theuringer@qiagen.com

QIAGEN Reports Strong Fourth Quarter and Fiscal 2008 Results

•	35% Constant Currency and 13% Organic Revenue Growth in 2008

•	54% Growth in Adjusted Operating Income in 2008

•	47% Growth in Adjusted Net Income in 2008

Venlo, The Netherlands, February 9, 2009 - QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) today announced preliminary unaudited results of operations for the fourth quarter and the fiscal year ended December 31, 2008.

The reported net sales exceeded, and adjusted earnings per share for the fourth quarter and fiscal 2008 were on the high end of the guidance provided by the Company on November 11, 2008.

Fourth Quarter 2008 Results

The Company reported that consolidated net sales for its fourth quarter 2008 increased 13% to $237.2 million from $210.2 million for the same quarter in 2007. Reported operating income for the quarter increased 62% to $40.4 million from $25.0 million in the same quarter of 2007, and net income for the quarter increased 65% to $24.7 million from $15.0 million in the same quarter of 2007. Diluted earnings per share for the fourth quarter increased to $0.12 in 2008 (based on 202.0 million weighted average shares and share equivalents outstanding) from $0.07 in 2007 (based on 205.2 million weighted average shares and share equivalents outstanding).

On an adjusted basis, fourth quarter operating income increased 29% to $66.6 million in 2008 from $51.8 million in 2007, and fourth quarter 2008 adjusted net income increased 36% to $43.7 million from $32.0 million in 2007. Adjusted diluted earnings per share increased to $0.22 in the fourth quarter of 2008 from $0.16 in the fourth quarter of 2007.

QIAGEN’s fourth quarter and fiscal year 2007 results include the results of operations of Digene Corporation and eGene, Inc., from their dates of acquisition, July 2007, as well as certain charges related to these acquisitions. QIAGEN’s fourth quarter and fiscal year 2008 results include the results of operations of Corbett Life Science and the BioSystems business of Biotage AB from their respective dates of acquisition, July 2008 and October 2008, and Digene Corporation and eGene, Inc. for the entire period, as well as certain charges related to these acquisitions.

Fiscal Year 2008 Results

QIAGEN’s Fiscal 2008

in $ millions, except per share information	FY 2008	FY 2007	Growth
Net sales	893.0	649.8	37%
Operating income, adj.[1]	252.7	164.3	54%
Net income, adj.1, [2]	163.3	111.5	47%
EPS, adj.[1,2] ($)	0.80	0.63	27%

[1]	excluding business integration and restructuring related charges as well as amortization of acquired intangibles and equity-based compensation.
[2]	including a non-cash tax benefit of $0.02 per share in 2007 and including a non-cash tax charge of $0.01 per share from revaluation of acquired tax positions in 2008.

For the year ended December 31, 2008, net sales increased 37% to $893.0 million compared to $649.8 million in 2007. Operating income as reported for fiscal 2008 increased 75% to $145.7 million from $83.1 million for 2007, and net income increased 78% to $89.0 million in 2008 from $50.1 million in 2007, and diluted earnings per share increased to $0.44 in 2008 (based on 204.3 million weighted average shares and share equivalents outstanding) from $0.28 in 2007 (based on 176.0 million weighted average shares and share equivalents outstanding).

On an adjusted basis, operating income for the year ended December 31, 2008, increased 54% to $252.7 million from $164.3 million in 2007, and adjusted net income increased 47% to $163.3 million in 2008 from $111.5 million in 2007. Adjusted diluted earnings per share for the year ended December 31, 2008, increased 27% to $0.80 per share, from $0.63 per share in 2007.

QIAGEN has regularly reported adjusted results to give additional insight into its financial performance as well as considered results on a constant currencies basis. Adjusted results should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. The Company believes certain items should be excluded from adjusted results when they are either outside of our ongoing core operations or can vary significantly from period to period, which affects the comparability of results with the Company’s competitors and our own prior periods. Costs and charges excluded from adjusted results include business integration and restructuring-related costs as well as acquisition-related amortization, and equity based compensation in accordance with Statement of Financial Accounting Standards No. 123 (Revised) (SFAS 123R).

QIAGEN’s Adjustments to Gross Profit, Operating Income, Net Income and EPS

in $ millions unless indicated	Q4 2008	Q4 2007	FY 2008	FY 2007
Gross profit, reported	157.5	138.8	599.7	433.5
Acquisition related charges	1.0	1.5	1.4	2.8
Amortization of acquired intangibles	13.2	11.3	48.7	23.7
SFAS 123R impact	0.2	0.3	1.0	0.4
Gross profit, adjusted	171.9	151.9	650.8	460.4

Operating income, reported	40.4	25.0	145.7	83.1
Acquisition related charges (COS)	1.0	1.5	1.4	2.8
Business integration and related costs	4.4	8.1	30.9	14.9
Purchased in-process research & development	0.2	—	1.0	25.9
Amortization of acquired intangibles (incl. COS)	17.0	14.7	63.1	31.3
Relocation and restructuring charges	0.5	0.1	1.2	0.5
SFAS 123R impact (incl. COS)	3.1	2.4	9.4	5.8
Operating income, adjusted	66.6	51.8	252.7	164.3

Net income, reported	24.7	15.0	89.0	50.1
Acquisition related charges (COS)	0.8	0.9	1.1	1.8
Business integration and related costs	3.3	5.2	20.5	9.6
Purchased in-process research & development	0.2	—	1.0	25.9
Relocation and restructuring charges	0.3	—	0.8	0.4
Acquisition triggered impairment	—	—	2.5	—
Amortization of acquired intangibles	12.2	9.4	41.9	20.0
SFAS 123R impact	2.2	1.5	6.5	3.7
Net income, adjusted	43.7	32.0	163.3	111.5

Weighted average number of diluted common shares	202,039,000	205,233,000	204,259,000	175,959,000
EPS, reported in $	0.12	0.07	0.44	0.28
EPS, adjusted in $	0.22	0.16	0.80	0.63

“2008 was a very successful year for QIAGEN in which we achieved significant revenue growth, exceeding our expectations. We executed on our strategy and significantly increased our technology and market leadership in all our target customer segments”, said Peer Schatz, QIAGEN’s Chief Executive Officer. “The launches of more than 80 new products in 2008 contributed 5% to 2008 net sales growth and are a testament to QIAGEN’s focus on differentiating by innovation. New products included innovative sample and assay technologies

•	For research in the application areas including epigenetics, gene expression, micro RNA, genotyping, RNAi;

•	For use in all customer segments, such as academia, pharmaceutical R&D, applied testing and molecular diagnostics; and

•

In the form of consumables and related instrumentation, such as the QIAsymphony SP - the first module of a novel modular processing platform integrating entire workflows in molecular processing – a new platform launch that we are very pleased with.

Our full pipeline of new products and a strong strategic position build a solid basis for our success in 2009 and beyond.”

“We expect a number of exciting new market introductions in 2009. These include a further expansion of our sample and assay technology portfolio for research in applied testing and molecular diagnostics with the clear goal of adding even more regulated products to our portfolio.” Mr. Schatz added. “Our pipeline of automated solutions for our sample and assay technologies is exceptionally strong. In January we already launched or announced several new products:

•	EZ1 Advanced XL, a fully automated sample technology system which can process and purify target analytes from up to 14 samples running on pre-programmed protocols and pre-filled cartridges;

•	QIAgility, a highly versatile assay set-up unit for assay technologies such as PCR;

•	Rotor-Gene Q, QIAGEN’s new and technology leading real-time PCR cycler; and

•

The next module of QIAsymphony, QIAsymphony AS, a fully integrated assay set-up unit for the QIAsymphony platform which takes this platform one significant step closer towards being a fully integrated, random access and continuous load molecular testing solution.”

“Our acquisition strategy remains focused, consistent and value-creating, providing complementary technologies, new commercial capabilities and/or geographic reach. For example, we further strengthened our market and technology leadership by adding assay technology set-up instrumentation and real-time PCR assay analysis technology to QIAGEN’s instrumentation platform through the acquisition of Corbett in July 2008. With the acquisition of the BioSystems business from Biotage in October 2008, we added the Pyrosequencing technology, a fundamental assay technology for high-resolution sequence detection and quantification of gene variations which we believe will play a very important role in epigenetics as well as multiplex genetic and pathogen detection. Our molecular ‘sample to result’ solutions for customers in molecular diagnostics, applied testing, pharma and academic research, now for the first time span from sample to result across many different forms of assay detection technologies—from qualitative/endpoint PCR, multiplex technologies and capillary electrophoresis to quantitative and high resolution, sequence-based analysis and cover a broad range of throughput needs.”

“2008 was a very successful year for QIAGEN - we achieved our strong financial results while experiencing significant strategic momentum. I would like to thank our employees around the world for their contributions to our performance and their strong commitment to build the basis for a long-term success for QIAGEN.”

“QIAGEN experienced an exciting fourth quarter and fiscal year 2008. Reported revenues for the fourth quarter and for the fiscal year exceeded our expectations. We experienced a strong adjusted operating margin increase to 28% from 25% in fiscal year 2007 which corresponds to a growth rate of 54% year over year reflecting achievements of cost synergies following the acquisition of Digene,” said Roland Sackers, QIAGEN’s Chief Financial Officer.

“Revenue growth for fiscal year 2008 was 37% and was fueled by a strong organic growth of 13% and a positive contribution from acquisitions of 22% at constant currencies,” Roland Sackers continued. “Our sample and assay portfolio grew 36% (34% at constant exchange rates) driven by strong growth of sales of our products to customers in molecular diagnostics. QIAGEN’s instrumentation business recorded a very strong growth rate of 51% (52% at constant exchange rates) mainly based on the new instruments (QIAsymphonySP and QIAxcel) as well as a strong demand for the Rotor-Gene real-time PCR cycler and the CAS instrument following the Corbett acquisition. Net sales in the Americas in fiscal year 2008 represented 50% of our overall business and recorded a growth rate of 49% while European sales, which represent 37% of our revenues, showed a growth rate of 21% (17% at constant exchange rates). Net sales in Asia remained strong, showing a growth rate of 24% (16% at constant exchange rates).”

Fiscal Year 2009 Guidance

Based on foreign currency exchange rates as of January 31, 2009, QIAGEN expects revenues between $920 and $970 million in 2009 and adjusted diluted earnings per share between $0.88 and $0.94. Under constant exchange rates consideration, revenue expectations for 2009 would be between $990 and $1,040 million with a growth rate between 11% and 16% when compared to 2008 and expectations for adjusted diluted earnings per share would be between $0.92 and $0.98 respectively.

Detailed information on the Company’s business, financial performance and expectations will be presented in the Company’s conference call on February 10, 2009 at 9:30am ET. The corresponding presentation slides will be available for download on the Company’s website at www.qiagen.com/goto/ConferenceCall. A webcast of the conference call will be available on the same website at www.qiagen.com/goto/ConferenceCall.

QIAGEN – Sample and Assay Technologies Highlights:

•

QIAGEN acquired Corbett Life Science Pty. Ltd., best known for the world’s first rotary real-time PCR cycler system – the Rotor-Gene™ – a system used to detect and measure real-time polymerase chain reaction (PCR) reactions. The Corbett Rotor-Gene real-time PCR cycler is an excellent complement to QIAGEN’s portfolio of current and future molecular testing solutions, including its modular processing platform QIAsymphony.

•

QIAGEN acquired the BioSystems business from Biotage AB. The BioSystems unit of Biotage is best known for having pioneered Pyrosequencing®, which has become a fundamental technology in next-generation sequencing. In addition, in its widely used standard format (PyroMark systems and consumables) this technology provides the opportunity to read DNA-sequences up to 100 base pairs in real time, high-speed and with very low costs. The PyroMark solutions offer significant value for applications including Epigenetics in research and molecular diagnostics as well as in Multiplex analyses in genetic and pathogen detection.

•

QIAGEN introduced the first molecular diagnostic test based on Pyrosequencing for the detection of mutations in the K-ras gene which is associated with the development of colon cancer. QIAGEN expects to launch further versions of this test in Europe (CE-marked) and in the U.S. very shortly.

•

QIAGEN received additional 510(k) clearance from the U.S. Food and Drug Administration (FDA) for PreAnalytiX PAXgene™ Blood RNA System for use on QIAGENs QIAcube instrument. The PAXgene Blood RNA system, cleared by the FDA for manual use already in May 2005, is the first of its class for the collection, storage, and transport of blood and stabilization of intracellular RNA in a closed tube and subsequent isolation and purification of intracellular RNA from whole blood for Reverse Transcription-Polymerase Chain Reaction (RT-PCR) used in clinical and molecular diagnostic testing.

•

The European Union launched a new research project led by QIAGEN targeting to expand the potential and utility of in-vitro diagnostics through the creation of new standards for the collection, handling and processing of blood, tissue, tumor and other sample materials. The SPIDIA project (“Standardisation and improvement of generic Pre-analytical tools and procedures for In-vitro DIAgnostics”), consisting of 16 companies and research institutions from 11 countries, is scheduled to run for four years and has a total budget of over 13 million Euros.

•

In November 2008 the Mexican Public Health Agency (Secretaria de Salud or SSA) announced the launch of the first phase of a program that will offer testing for human papillomavirus (HPV). The cost of the testing will be covered by the agency. In the first phase of the screening program, more than 200,000 women were being offered the papillomavirus test along with the traditional Pap smear. In 2009, the pilot program will be expanded to include another 600,000 women in the 20 states with the highest death rate from cervical cancer. It is estimated that 6 million women a year will be eligible for HPV testing through the Mexican public health system once the screening program is national.

QIAGEN’s Fiscal 2008 at Constant Currencies

As percentage of net sales, unless indicated	FY 2008 Reported	FY 2008 Constant Currency	FY 2007 Reported	Growth Rate
				Reported	Constant Currency
Consumables	88%	87%	89%	36%	34%
Instruments	11%	12%	10%	51%	52%
Others	1%	1%	1%	-20%	-22%

Total revenues	100%	100%	100%	37%	35%

Gross margin	67%	67%	67%	38%	35%
Gross margin, adj.[1]	73%	72%	71%	41%	38%

Operating income margin	16%	16%	13%	75%	71%
Operating income margin, adj. [1]	28%	28%	25%	54%	52%

Net income margin	10%	10%	8%	78%	71%
Net income margin, adj. 1, [2]	18%	18%	17%	47%	43%

EPS in US$ per share	0.44	0.42	0.28	57%	50%
EPS in US$ per share, adj. 1, [2]	0.80	0.78	0.63	27%	24%

[1]	excluding business integration and restructuring related charges as well as amortization of acquired intangibles and equity-based compensation.
[2]	including a non-cash tax benefit of $0.02 per share in 2007 and including a non-cash tax charge of $0.01 per share from revaluation of acquired tax positions in 2008.

About QIAGEN:

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make such isolated biomolecules visible. QIAGEN has developed and markets more than 500 sample and assay products as well as automated solutions for such consumables. The company provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the only FDA-approved test for human papillomavirus (HPV), the primary cause of cervical cancer. QIAGEN employs more than 3,000 people in over 30 locations worldwide. Further information about QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the applied testing markets, clinical research markets and proteomics markets, women’s health/HPV testing markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, changing relationships with customers, suppliers and strategic partners, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets, and other factors), our ability to obtain regulatory approval of our infectious disease panels, difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors’ products, market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

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QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in thousands, except per share data)	Three months ended December 31,
	2008	2007
Net sales	$237,182	$210,224
Cost of sales	65,518	58,572
Cost of sales - acquisition related	1,047	1,496
Cost of sales - acquisition related intangible amortization	13,166	11,359

Gross profit	157,451	138,797

Operating expenses:
Research and development	28,049	22,844
Sales and marketing	59,662	56,230
General and administrative	20,497	23,172
Purchased in-process research and development	155	—
Business integration and related costs	4,310	8,126
Acquisition related intangible amortization	3,884	3,354
Relocation and restructuring costs	458	60

Total operating expenses	117,015	113,786

Income from operations	40,436	25,011

Other income (expense):
Interest income	2,121	3,669
Interest (expense)	(8,695)	(11,099)
Other income, net	2,311	2,574

Total other (expense)	(4,263)	(4,856)

Income before provision for income taxes and minority interest	36,173	20,155
Provision for income taxes	11,490	5,099
Minority interest loss	—	56

Net income	$24,683	$15,000

Weighted average number of diluted common shares	202,039	205,233

Diluted net income per common share	$0.12	$0.07

Diluted net income per common share excluding acquisition, business integration and restructuring related charges as well as amortization of acquired intangibles and equity-based compensation (SFAS 123R)	$0.22	$0.16

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in thousands, except per share data)	Twelve months ended December 31,
	2008	2007
Net sales	$892,975	$649,774
Cost of sales	243,124	189,773
Cost of sales - acquisition related	1,443	2,839
Cost of sales - acquisition related intangible amortization	48,718	23,615

Gross profit	599,690	433,547

Operating expenses:
Research and development	97,331	64,935
Sales and marketing	227,408	164,690
General and administrative	81,841	71,932
Purchased in-process research and development	985	25,900
Business integration and related costs	30,931	14,708
Acquisition related intangible amortization	14,368	7,711
Relocation and restructuring costs	1,164	538

Total operating expenses	454,028	350,414

Income from operations	145,662	83,133

Other income (expense):
Interest income	9,511	19,509
Interest (expense)	(37,527)	(31,455)
Other income, net	1,640	4,539

Total other (expense)	(26,376)	(7,407)

Income before provision for income taxes and minority interest	119,286	75,726
Provision for income taxes	29,762	25,555
Minority interest loss	491	49

Net income	$89,033	$50,122

Weighted average number of diluted common shares	204,259	175,959

Diluted net income per common share	$0.44	$0.28

Diluted net income per common share excluding acquisition, business integration and restructuring related charges as well as amortization of acquired intangibles and equity-based compensation (SFAS 123R)	$0.80	$0.63

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)	December 31, 2008	December 31, 2007
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	$333,313	$347,320
Marketable securities	—	2,313
Accounts receivable, net	158,440	141,846
Income taxes receivable	6,421	10,696
Inventories	108,563	88,346
Deferred income taxes	31,258	23,732
Prepaid expenses and other	61,424	33,693

Total current assets	699,419	647,946

Long-Term Assets:
Property, plant and equipment, net	289,672	283,491
Goodwill	1,152,447	1,107,882
Intangible assets, net	640,309	639,107
Deferred income taxes	73,766	72,128
Other assets	25,916	24,620

Total long-term assets	2,182,110	2,127,228

Total assets	$2,881,529	$2,775,174

Liabilities and Shareholders’ Equity

Current Liabilities:
Current portion of long-term debt	$25,000	$—
Current portion of capital lease obligations	2,984	2,769
Accounts payable	48,836	40,379
Accrued and other liabilities	163,513	104,224
Income taxes payable	6,871	13,456
Deferred income taxes	7,754	4,903

Total current liabilities	254,958	165,731

Long-Term Liabilities:
Long-term debt, net of current portion	920,000	950,000
Capital lease obligations, net of current portion	29,718	33,017
Deferred income taxes	211,161	225,893
Other	6,797	8,405

Total long-term liabilities	1,167,676	1,217,315

Minority interest in consolidated subsidiaries	—	553

Shareholders’ Equity:
Common shares, EUR .01 par value: Authorized–410,000 shares Issued and outstanding–197,839 shares in 2008 and 195,335 shares in 2007	2,212	2,175
Additional paid-in-capital	963,716	925,597
Retained earnings	477,812	388,779
Accumulated other comprehensive income	15,155	75,024

Total shareholders’ equity	1,458,895	1,391,575

Total liabilities and shareholders’ equity	$2,881,529	$2,775,174